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02021744

SECU[...] MMISSION
Washington, D.C. [...]

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

MAIL RECEIVED MAY 29 2002 PROCESSING WASH. D.C. SEC

| SEC FILE NUMBER |
|---|
| 8- 28228 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder**

FV 6/7/02

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMMERCE SECURITIES CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

710 NORTH POST OAK RD., SUITE 400
(No. and Street)

HOUSTON (City) TX (State) 77024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEORGE GILMAN (713) 613-2914
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRIGGS & VESELKA, CO.
(Name – *if individual, state last, first, middle name*)

6565 WEST LOOP SOUTH, SUITE 800 (Address) BELLAIRE (City) TX (State) 77401 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, GEORGE GILMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMMERCE SECURITIES CORPORATION, as of MARCH 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TAMMY L. GIBSON
Notary Public, State of Texas
My Commission Expires
February 21, 2003

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A Report containing the statement of financial condition has been included. Accordingly, it is requested that this report be given confidential treatment.

# COMMERCE SECURITIES CORPORATION

## FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

## FOR THE FISCAL YEAR ENDED MARCH 31, 2002

CONTENTS

Bellaire / Houston

# Briggs & Veselka Co.

A PROFESSIONAL CORPORATION
*Certified Public Accountants and Business Advisors*
6565 West Loop South, Suite 800
Bellaire, Texas 77401

713.667.9147 Fax 713.667.1697
www.bvccpa.com

El Campo

To the Board of Directors
Commerce Securities Corporation
Houston, Texas

## Independent Auditor's Report

We have audited the accompanying statement of financial condition of Commerce Securities Corporation (the "Company") as of March 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the fiscal year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commerce Securities Corporation as of March 31, 2002, and the results of its operations and its cash flows for the fiscal year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Briggs & Veselka Co.

Briggs & Veselka Co.
A Professional Corporation
Certified Public Accountants

May 17, 2002

COMMERCE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2002

| ASSETS | | |
|---|---|---|
| Cash and cash equivalents | $ | 19,584 |
| Investment securities, at fair value | | 381,593 |
| Furniture and equipment, net of accumulated depreciation of $8,433 | | 942 |
| Related party notes receivable | | 118,983 |
| Accrued interest receivable | | 30,788 |
| TOTAL ASSETS | $ | 551,890 |

| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
|---|---|---|
| LIABILITIES | | |
| Deferred federal income taxes, net | $ | 92,517 |
| Federal income tax payable | | 2,644 |
| TOTAL LIABILITIES | | 95,161 |
| STOCKHOLDERS' EQUITY | | |
| Common stock; $1 par value; 1,000,000 shares authorized, 14,950 shares issued and outstanding | | 14,950 |
| Additional paid-in capital | | 91,666 |
| Retained earnings | | 400,113 |
| Stock subscription receivable | | (50,000) |
| TOTAL STOCKHOLDERS' EQUITY | | 456,729 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ | 551,890 |

*The accompanying notes are an integral part of these financial statements.*

COMMERCE SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE FISCAL YEAR ENDED MARCH 31, 2002

| | |
|---|---|
| REVENUES | |
| Interest income | $ 25,096 |
| Dividend income | 3,463 |
| Realized gain on sale of investment securities | 6,960 |
| Unrealized gain on investment securities | 55,378 |
| TOTAL REVENUES | 90,897 |
| EXPENSES | |
| Accounting and professional fees | 12,487 |
| Dues and subscriptions | 2,145 |
| Licenses and fees | 1,556 |
| Insurance | 150 |
| Other operating expenses | 1,557 |
| TOTAL EXPENSES | 17,895 |
| NET INCOME BEFORE INCOME TAXES | 73,002 |
| INCOME TAX EXPENSE (BENEFIT) | |
| Current | (3,875) |
| Deferred | 22,109 |
| TOTAL INCOME TAX EXPENSE | 18,234 |
| NET INCOME | $ 54,768 |

*The accompanying notes are an integral part of these financial statements.*

COMMERCE SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE FISCAL YEAR ENDED MARCH 31, 2002

| | Common Stock Shares | Common Stock Amount | Additional Paid-In Capital | Retained Earnings | Stock Subscription Receivable | Total Stockholders' Equity |
|---|---|---|---|---|---|---|
| BALANCE AT MARCH 31, 2001 | 14,950 | $ 14,950 | $ 91,666 | $ 345,345 | $ (50,000) | $ 401,961 |
| Net income | - | - | - | 54,768 | - | 54,768 |
| BALANCE AT MARCH 31, 2002 | 14,950 | $ 14,950 | $ 91,666 | $ 400,113 | $ (50,000) | $ 456,729 |

*The accompanying notes are an integral part of these financial statements.*

COMMERCE SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE FISCAL YEAR ENDED MARCH 31, 2002

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net income | $ 54,768 |
| ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH USED BY OPERATING ACTIVITIES | |
| Unrealized gain on investment securities | (55,378) |
| Realized gain on sale of investment securities | (6,960) |
| Depreciation expense | 307 |
| Deferred tax benefit | 22,109 |
| Changes in assets and liabilities: | |
| Increase in accrued interest receivable | (24,956) |
| Decrease in federal income tax payable | (6,849) |
| NET CASH USED BY OPERATING ACTIVITIES | (16,959) |
| CASH FLOWS FROM INVESTING ACTIVITIES | |
| Proceeds from repayment of related party notes receivable | 6,460 |
| Proceeds from sale of investments | 10,000 |
| NET CASH PROVIDED BY INVESTING ACTIVITIES | 16,460 |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | (499) |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | 20,083 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ 19,584 |

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

| | |
|---|---|
| Cash paid during the year for income taxes | $ 2,852 |

*The accompanying notes are an integral part of these financial statements.*

---

## NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

### Organization

Commerce Securities Corporation (the "Company") commenced operations in November 1982. The Company is a broker/dealer in securities pursuant to the rules and regulations of the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission. The Company's primary business consists of consulting services, small underwritings and private placements.

### Significant Accounting Policies

A. Cash and Cash Equivalents

Cash and cash equivalents includes cash and highly liquid investments with original maturities of three (3) months or less.

B. Investments

Investments are carried at estimated fair value, which is based on market quotations. Valuations as of any particular date, however, are not necessarily indicative of amounts which the Company may ultimately realize as a result of future sales or other dispositions of investments. The increase or decrease in net unrealized gain or loss on investment securities is credited or charged to operations.

C. Income Taxes

The Company accounts for income taxes under the assets and liabilities method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

## NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Significant Accounting Policies (Continued)

D. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 2 – INVESTMENT SECURITIES

The cost, unrealized gains and estimated fair value of investment securities at March 31, 2002 are as follows:

| | Historical Cost | Unrealized Gains | Estimated Fair Value |
|---|---|---|---|
| Equity securities | $ 109,897 | $ 271,696 | $ 381,593 |

## NOTE 3 – INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment date.

The net deferred tax liability at March 31, 2002, consists of a deferred tax liability of $92,517 relating primarily to temporary differences arising from unrealized gains on investment securities.

The Company's effective tax rate differs from the statutory rate of thirty-four percent (34%) primarily due to the effect of graduated income tax rates and the effect of an adjustment to current income tax expense which resulted from the over accrual of federal income tax payable at December 31, 2001.

---

## NOTE 4 – MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At March 31, 2002, the Company had computed regulatory net capital of $56,109, which exceeded its required net capital of $5,000 by $51,109. The Company's aggregate indebtedness to net capital ratio was .05 to 1.

## NOTE 5 – LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of March 31, 2002, the Company had no liabilities subordinated to claims of general creditors.

## NOTE 6 – RELATED PARTY TRANSACTIONS

During the fiscal year ended March 31, 1990, the Company sold 7,250 shares of its voting common stock to Gulf Equities Realty Advisors, Inc. (GERA) for $50,000 and advanced additional funds to GERA under a promissory note receivable in the amount of $168,983 at March 31, 2002. The Company received a payment of $1,297 on this note receivable during the fiscal year ended March 31, 2002, and at March 31, 2002, the balance of the $168,983 note receivable and related accrued interest receivable amounted to $118,983 and $30,788, respectively. The $50,000 portion of the $168,983 note receivable is reflected as a stock subscription receivable that reduces stockholders' equity in the statement of financial condition. The note matures March 31, 2003 and bears interest at fourteen percent (14%) per annum.

During the fiscal year ended March 31, 2002, 33,000 shares of investment securities previously pledged on a related party's note payable to a bank were released as collateral upon the related party's repayment of the note.

During the fiscal year ended March 31, 2002, the remaining balance due of $5,163 from Ten Main Baytown, Ltd. was paid in full.

# ADDITIONAL INFORMATION

COMMERCE SECURITIES CORPORATION
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
FOR THE FISCAL YEAR ENDED MARCH 31, 2002

| | | |
|---|---|---|
| NET CAPITAL: | | |
| STOCKHOLDERS' EQUITY | $ | 456,729 |
| Add allowable credits: | | |
| Deferred federal income taxes on investment securities | | 71,211 |
| Deferred federal income taxes on undue concentration | | 3,437 |
| Less nonallowable assets: | | |
| Furniture and equipment, net | | (942) |
| Related party notes receivable | | (118,983) |
| Accrued interest receivable | | (30,788) |
| Investment securities, nonmarketable | | (78,056) |
| Less other deductions: | | |
| Market place blockage | | (226,144) |
| Haircut on undue concentration | | (10,109) |
| Haircut on investment securities | | (10,109) |
| Haircut on money market account | | (137) |
| NET CAPITAL | | 56,109 |
| Minimum of capital requirement (the greater of $5,000 or 6-2/3% of aggregate indebtedness) | | (5,000) |
| Net capital in excess of required amount | $ | 51,109 |
| NET CAPITAL | $ | 56,109 |
| Aggregate indebtedness | $ | 2,644 |
| Ratio of aggregate indebtedness to net capital | | 0.05 |

Note: This computation differs from the computation of net capital and aggregate indebtedness under Rule 15c-3-1 as of March 31, 2002 filed on April 22, 2002 by the Company with the National Association of Securities Dealers, Inc. on Part IIA on Form X-17 A-5 as follows:

*See independent auditor's report.*

COMMERCE SECURITIES CORPORATION
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1 (CONTINUED)
FOR THE FISCAL YEAR ENDED MARCH 31, 2002

| | Net Capital | Aggregate Indebtedness |
|---|---|---|
| As reported on Part IIA of Form X-17 A-5 | $ 49,486 | $ 9,267 |
| Audit adjustments | 6,623 | (6,623) |
| As presented above | $ 56,109 | $ 2,644 |

*See independent auditor's report.*

COMMERCE SECURITIES CORPORATION
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE FISCAL YEAR ENDED MARCH 31, 2002

---

EXEMPTION PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which it carries no margin accounts, promptly transmits all customer funds and delivers securities received, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

*See independent auditor's report.*

# BRIGGS & VESELKA CO.

Bellaire / Houston

A PROFESSIONAL CORPORATION

*Certified Public Accountants and Business Advisors*

6565 West Loop South, Suite 800

Bellaire, Texas 77401

El Campo

713.667.9147 Fax 713.667.1697

www.bvccpa.com


To the Board of Directors
Commerce Securities Corporation
Houston, Texas

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Commerce Securities Corporation (the "Company") for the fiscal year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors
Commerce Securities Corporation
Re: Independent Auditors Report on Internal Accounting Control Required by SEC Rule 17a-5

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practice and procedures were adequate at March 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Briggs + Veselka Co.

Briggs & Veselka Co.
A Professional Corporation
Certified Public Accountants

May 17, 2002